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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 03/31/2020
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave., Suite 11A
_____
(No. and Street)

NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Taormina   212 792 0255
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
_____
(Name – if individual, state last, first, middle name)

2112 Erie Blvd East   Syracuse   NY   13224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

-PUBLIC-

OATH OR AFFIRMATION

I, JAMES TAORMINA _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AXIA CAPITAL MARKETS, LLC _____ , as

of MARCH 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axia Capital Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC as of March 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axia Capital Markets, LLC's management. Our responsibility is to express an opinion on Axia Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Axia Capital Markets, LLC's auditor since 2020.
Syracuse, New York
June 1, 2020

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
March 31, 2020

Assets

Cash	$	67,603
Security Deposit		50,000
Furniture, Net of Accumulated Depreciation of $2,333		1,167
Prepaid Expenses and Other Assets		545
Total Assets	$	119,315

Liabilities and Member's Equity

Liabilities		
Accrued Expenses and Other Liabilities	$	1,067
Total Liabilities		1,067
Member's Equity		118,248
Total Liabilities and Member's Equity	$	119,315

The accompanying notes are an integral part of this financial statement.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

1 –   ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in mergers & acquisitions and other advisory services as a Capital Acquisition Broker, as defined in applicable FINRA rules.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

Amended Fiscal Year: ACMH, the parent of the Company, changed its reporting from a calendar year end to a fiscal year ending March 31st and required that the Company conform to the same fiscal year for preparation of consolidated financial statements. These financial statements encompass the 15 months from January 1, 2019 to March 31, 2020 in order to reflect the amended fiscal year end.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the period January 31, 2019 through March 31, 2020.

Revenue Recognition: Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No contract liabilities existed at March 31, 2020.

The Company recognizes commission sharing income when a Finra member firm performs services to a customer, introduced to that member firm by the Company, and upon completion of its services to the customer, shares the commissions or fees earned with the Company.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

Receivables: Receivables are due based on terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients. There were no receivables at March 31, 2020.

3 – RELATED PARTY COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provides for a monthly payment of $15,000 per month on a month to month basis through December 31, 2021.

For the period January 1, 2019 through March 31, 2020, total occupancy and equipment expense under this sublease amounted to $225,000 which is included in Occupancy and Equipment in the Statement of Operations.

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is a registered broker dealer. The financial institution is not a bank and, therefore, customer deposits are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has a potential concentration of credit risk in that, as of March 31, 2020, it had $67,603 not covered by any form of insurance.

The Company derives its revenue from a limited number of clients. For the period January 1, 2019 through March 31, 2020, revenues from two customers totaled 100% of advisory fees and revenue from two customers totaled 100% of commission sharing income.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

5 – SUBSEQUENT EVENTS

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, as of March 23, 2020, Governor Cuomo ordered the closure of the physical location of every "non-essential" business for what may be an extended period of time. This has required all employees to work remotely, limited the ability to travel to perform services and required video conferencing in place of face to face meetings. Future potential impacts may include continued disruptions or restrictions on our employees' ability to work and impairment of our ability to perform services. The future effects of these issues are unknown.

Subsequent to year end, the Organization applied for and was approved for a loan in the amount of $49,463.00 under the Paycheck Protection Program created as part of the relief efforts related to COVID-19 and administered by the Small Business Administration. The loan accrues interest at 1%, but payments are not required to begin for six months after the funding of the loan. The Organization is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The loan is uncollateralized and is fully guaranteed by the Federal government.

6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company modified its lines of business through a membership agreement amendment dated January 22, 2019 to act as a Capital Acquisition Broker which reduced its net capital requirement from $100,000 to $5,000.

In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $5,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At March 31, 2020, the Company had net capital of $66,536, as defined, which exceeded its required net capital by $61,536. The ratio of aggregate indebtedness to net capital was 0.0160 to 1.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

7- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. Management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease. Due to short term of its lease, no right of use asset was recorded.